UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Oculus Innovative Sciences, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
67575P10
(CUSIP Number)
Hojabr Alimi
Chief Executive Officer
Oculus Innovative Sciences, Inc.
1129 N. McDowell Blvd.
Petaluma, CA 94954
707-782-0792
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 1, 2009
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box.     ☐

CUSIP No. 67575P10
(1) Name of reporting person
Mr. Seamus P. Burlingame
(2) Check the appropriate box if a member of a group
          (a)     ☐
          (b)     ☐
(3) SEC USE ONLY
(4) Source of funds
PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)    ☐
(6) Citizenship or place of organization
The reporting person is a citizen of the United States of America.
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power:
The reporting person has sole voting power over 1,580,504 shares he beneficially owns.
(8) Shared voting power:
The reporting person does not share voting power over any shares he beneficially owns.
(9) Sole dispositive power:
The reporting person has sole dispositive power over 1,580,504 shares he beneficially owns.
(10) Shared dispositive power:
The reporting person does not share dispositive power over any shares he beneficially owns.
(11) Aggregate amount beneficially owned by each reporting person:
Seamus P. Burlingame: 1,580,504 shares. As of the date of filing of this Schedule 13D, the reporting person’s beneficial ownership is comprised of 1,580,504 shares of common stock. Additionally, the reporting person owns warrants as described below.
On September 4, 2009, 333,333 and 444,445 shares of common stock underlying Series A and Series B Warrants issued March 4, 2009, respectively, will become exercisable pursuant to the terms of those warrants. On December 1, 2009, 666,667 and 888,888 shares of common stock underlying Series A and Series B Warrants issued June 1, 2009, respectively, will become exercisable pursuant to the terms of those warrants. The aggregate number of shares of common stock into which such warrants are exercisable, and which the reporting person has the right to acquire beneficial ownership, is limited to the number of shares of common stock that, together with all other shares of common stock beneficially owned by the reporting person does not exceed 4.99% of the total issued and outstanding shares of common stock of the Issuer. Additionally, the common shares underlying the Series A and Series B Warrants issued on June 1, 2009, may not be acquired within 60 days until October 2, 2009. Therefore, the reporting person is not including these shares in the calculation of beneficial ownership as of the date of this filing.
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ☐
(13) Percent of Class Represented by Amount in Row (11): Based on 20,572,619 shares of common stock outstanding as of July 6, 2009:
7.7%
(14) Type of Reporting Person
IN
Item 1: Security and Issuer
This Schedule 13D relates to the beneficial ownership of common stock of the Issuer whose principal executive office is located at 1129 N. McDowell Blvd., Petaluma, CA 94954.
Item 2: Identity and Background
     a. Seamus P. Burlingame
     b. c/o Burlingame Industries, Inc., 3546 N. Riverside Avenue, Rialto, CA 92377
     c. The reporting person is the Chief Operating Officer of Burlingame Industries, Inc., a manufacturer of concrete roof tile. The principal place of business of Burlingame Industries, Inc. is 3546 N. Riverside Avenue, Rialto, CA 92377.
     d. During the last 5 years, the reporting person has not been convicted in any criminal proceeding.
     e. During the last 5 years, the reporting person has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     f. The reporting person is a citizen of the United States of America.
Item 3: Source and Amount of Funds or Other Consideration
On October 31, 2003, the Issuer granted the reporting person 4,166 shares of Series A Preferred Stock that were converted to 4,166 shares of common stock upon completion of the Issuer’s initial public offering on January 24, 2007. These shares were issued in exchange for cash consideration of $25,000. On March 21, 2007, the Issuer granted the reporting person 270 shares of common stock. The shares were issued as a dividend on the Series A Preferred Stock.
On February 24, 2009, the reporting person and an accredited investor (together, the “Investors”), entered into a purchase agreement, dated February 24, 2009 (the “Purchase Agreement”) with the Issuer. Pursuant to the terms of the Purchase Agreement, the Investors agreed to invest a total of $3,000,000 in exchange for a total of 2,564,103 shares of the Issuer’s common stock issuable to the Investors, or their designee, in two tranches, pro rata to the investment amounts paid by the Investors on each date the Investors provided funds (each a “Closing Date”). In addition, the Issuer agreed to issue to the Investors Series A Warrants to purchase a total of 1,500,000 shares of common stock pro rata to the number of shares of common stock issued on each Closing Date. The Issuer also agreed to issue to the Investors Series B Warrants to purchase a total of 2,000,000 shares of common stock pro rata to the number of shares of common stock issued on each Closing Date. The Investors paid $1,000,000 on February 24, 2009 and the remaining $2,000,000 on June 1, 2009.
In exchange for the initial investment made on February 24, 2009, the reporting person received 436,467 shares of common stock, a Series A Warrant to purchase 333,333 shares of common stock and a Series B Warrant to purchase 444,445 shares of common stock. On the second Closing Date, June 1, 2009, the reporting person received 1,139,601 shares of common stock, a Series A Warrant to purchase 666,667 shares of common stock and a Series B Warrant to purchase 888,888 shares of common stock.
On December 15, 2006, the Issuer effected a 1-for-4 reverse split of its common stock and convertible preferred stock. All common and convertible preferred shares and per share amounts herein have been adjusted to reflect this reverse split.
Item 4: Purpose of Transaction
See Item 3, above. The reporting person, as described in Item 3, purchased the securities for the purpose of acquiring an investment in the Issuer.
Item 5: Interest in Securities of the Issuer
     a. The reporting person is the beneficial owner of 1,580,504 shares or 7.7% of the common stock issued and outstanding of the Issuer. All of these shares are owned outright.
     b. The reporting person has sole voting and dispositive power over 1,580,504 shares of common stock of the Issuer.
     c. The reporting person effected the following transactions with respect to the common stock of the Issuer during the past 60 days:
On June 1, 2009, the second Closing Date of a private placement described in Item 3, the reporting person acquired 1,139,601 shares of common stock, a Series A Warrant to purchase 666,667 shares of common stock and a Series B Warrant to purchase 888,888 shares of common stock in connection with the Purchase Agreement.
     d. N/A

     e. N/A
Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The reporting person and the Issuer are parties to a Purchase Agreement, dated February 24, 2009, pursuant to which the Issuer agreed to issue common stock and warrants, as described elsewhere in this Schedule 13D, in exchange for an investment in the Issuer.
Item 7: Material to be Filed as Exhibits.
None.
SIGNATURE
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 8, 2009

/s/ Seamus P. Burlingame By: Seamus P. Burlingame